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Press Release

FOR IMMEDIATE RELEASE
08/26/1999 9:00 AM

 CONTACTS -       SATURN: ELA WARDOWSKI
                  PHONE: 248-299-2751
                  SMARTFLEX: JOHN HOHENER
                  PHONE: 714-838-8737

       Saturn Electronics & Engineering, Inc. and Smartflex Systems, Inc.
              Announce SSI Acquisition Corp. Completes Tender Offer
                 For All Outstanding Shares of Smartflex Systems

         (Auburn Hills, Michigan) - Saturn Electronics & Engineering, Inc. and Smartflex Systems, Inc. announced today that SSI Acquisition Corp., a wholly-owned subsidiary of Saturn Electronics & Engineering, Inc., has completed its tender offer for all issued and outstanding shares of Smartflex Systems, Inc. (Nasdaq: SFLX) common stock for $10.50, net to the seller in cash. The tender offer expired at 12:00 midnight, New York City time, on Wednesday, August 25, 1999. SSI Acquisition Corp. will accept for payment and promptly pay for all shares properly tendered and not withdrawn pursuant to the offer.

         Based on a preliminary count by the depository for the offer, approximately 6,284,430 shares were tendered, representing approximately 96.77% of the outstanding shares of Smartflex Systems, Inc. common stock.

         In accordance with the short-form merger provisions of the Delaware General Corporation Law, SSI Acquisition Corp. intends to promptly merge with and into Smartflex Systems, Inc., which will be the surviving corporation and will become a wholly-owned subsidiary of Saturn Electronics & Engineering, Inc. As a result of the merger, the remaining outstanding shares of Smartflex Systems, Inc. will be converted into the right to receive $10.50 per share in cash, without interest.

         Michigan-based Saturn Electronics & Engineering, Inc. (Saturn) is a minority-owned, privately-held supplier of electronic and electromechanical systems to automotive and non-automotive markets. Founded in 1985, Saturn employs over 1500 employees worldwide. Saturn's global facilities include its corporate headquarters, Innovation Center (Tech Center), sales offices, and

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manufacturing facilities located in Auburn Hills, Rochester Hills, Oxford, and
Coopersville, Michigan; Rocky Mount, North Carolina; Marks, Mississippi; and Juarez and Monterrey, Mexico.

         Based in Tustin, California, Smartflex Systems is an electronics manufacturing services expert in precision, automated manufacturing. Founded in 1985, Smartflex serves customers worldwide from its manufacturing facilities and Technology Centers in Cebu, Philippines; Monterrey and Guadalajara, Mexico; Singapore; West Long Branch, New Jersey; Hudson, New Hampshire; and Santa Clara, Fremont and Tustin, California. Smartflex's common stock is traded on the Nasdaq Stock Market under the ticker symbol SFLX.

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This release contains forward-looking statements, including each statement of management's opinions, expectations, plans, and objectives for future operations that involve risks and uncertainties. Actual results could differ materially from these expectations as a result of various factors, and therefore we caution investors against ascribing undue weight thereto. The factors include, but are not limited to, the ability to effectively identify, investigate, conclude, integrate and manage acquisitions or large-scale projects, to manage the transition of manufacturing operations, qualification of manufacturing processes, efficient utilization of manufacturing facilities and financial resources, the ability to retain and attract qualified personnel, international currency fluctuations, and future financial, economic, competitive and market conditions and their potential direct or indirect effect, including cancellations of orders included in backlog. These and other factors are also discussed in Smartflex Systems' 10-K, 10-Q and other filings made previously or from time to time with the Securities and Exchange Commission.